SECURITIES AND EXCHANGE COMISSION
WASHINGTON, DC 20549

FORM 12b-25

OMB Number 3235-0058
Commission File Number 000-21624
CUSIP Number 609200100

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐Form N-SAR

☐ Form N-CSR

For Period Ended: September 30, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended: ________________________________________________

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant	The Robert Mondavi Corporation

Former Name if Applicable
Not Applicable

Address of Principal Executive Office (Street and Number)
841 Latour Court

City, State and Zip Code	Napa, California 94558

PART II
RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

      On November 3, 2004, The Robert Mondavi Corporation (the "Company") entered into a definitive merger agreement with Constellation Brands, Inc. ("Constellation"), pursuant to which Constellation will acquire all the outstanding shares of the Company. In light of this transaction, the Company is no longer pursuing its previously announced restructuring and, accordingly, no longer expects to incur the full amount of the previously announced estimated pre-tax charges related to such restructuring. As a result, the Company is in the process of finalizing its unaudited financial statements for the three-month period ended September 30, 2004 to reflect this recent development. Because this process is not yet complete and could not be completed by the Company without unreasonable effort or expense, the Company is unable to file its quarterly report on Form 10-Q for this period at this time. The quarterly report on Form 10-Q for this period will be filed no later than November 15, 2004.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael K. Beyer	(707) 251-4562

	(Name)	(Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company issued the attached press release on October 27, 2004, announcing its first quarter results. The Company expects that its financial statements contained in the form 10-Q will be consistent with its publicly announced results, taking into account the fact that the Company no longer expects to incur the full amount of the previously announced estimated pre-tax charges related to restructuring.

The Robert Mondavi Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2004	By	/s/ Henry J. Salvo, Jr.

Henry J. Salvo, Jr.
Executive Vice President and Chief Financial Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

     1. This form is required by Rule 12b-25 (17 CFR 240.12b -25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b)) of this chapter.